SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36071; File No. 812-15816

Lord Abbett Private Credit Fund, et al.

March 25, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Lord Abbett Private Credit Fund; Lord Abbett Private Credit Fund S; Lord, Abbett & Co. LLC; Lord Abbett Private Credit Advisor LLC; SBLA Private Credit LLC; SBLA Private Credit II LLC; Lord Abbett Flexible Income Fund; Lord Abbett FIF Advisor LLC; Lord Abbett Credit Opportunities Fund; Lord Abbett Municipal Opportunities Fund; Lord Abbett Corporate Opportunities Fund; Lord Abbett Institutional Bank Loan Trust; Lord Abbett Short Duration Credit Trust; Lord Abbett Institutional Core Plus Total Return Trust; Lord Abbett Institutional Core Fixed Income Trust; Lord Abbett Committed Capital Management - Custom Liquidity Credit Trust; and Lord Abbett Institutional High Yield Trust.

Filing Dates: The application was filed on May 28, 2025, and amended on September 29, 2025, December 17, 2025, and February 5, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on April 21, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Randolph A. Stuzin, 30 Hudson Street, Jersey City, New Jersey 07302-4804, with copies to

Richard Horowitz, Esq., William J. Bielefeld, Cynthia R. Beyea, and Matthew Barsamian, Dechert LLP, at richard.horowitz@dechert.com, william.bielefeld@dechert.com, cynthia.beyea@dechert.com, and matthew.barsamian@dechert.com, respectively.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, filed February 5, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also

call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.